

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 1, 2016

Daniel G. Cohen
Chief Executive Officer
FinTech Acquisition Corp.
712 Fifth Avenue, 8th Floor,
New York, New York 10019

> **Re: FinTech Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed May 5, 2016**
> **File No. 333-211139**

Dear Mr. Cohen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Please update the financial statements of FTS Holding Corporation pursuant to Rule 3-12 of Regulation S-X.

2.  Please describe the purpose of the "Excess Cash" element of the cash consideration in the merger. Explain why it is a variable part of the merger consideration.

3.  We note the fairness opinion of BTIG that is included in the registration statement. Please file a consent from BTIG as an exhibit to the Form S-4. See Item 601(b) of Regulation S-K and Question 233.01 of the Compliance and Disclosure Interpretations for the Securities Act Rules.

Unaudited Pro Forma Condensed Combined Financial Information, page 48

4.      It appears you should give pro forma balance sheet effect to the obligation to make payments under the management carve out agreements upon closing of the merger. Please revise or advise us.

CardConnect's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 145

Results of Operations, page 147

5.      We note that you do not include a discussion of your net revenues.  Please discuss any positive or negative trends affecting your fees collected independent of your total transaction volume.

6.      We note in your discussion, you cite several factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes in the various line items discussed.  For instance, in the first paragraph of page 149, you attributed an increase in costs of services to three factors, each unquantified.   In the third paragraph of page 149 you attribute a decrease in stock-based compensation to two unquantified offsetting factors.  Please see the guidance provided by Section III.D of Release 33-6835 and as applicable, revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more factors. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications.

Liquidity and Capital Resources, page 153

7.      Explain the reasons for CardConnect's large amount of outstanding debt.

Financial Statements

FTS Holding Corporation

Revenue recognition and deferred revenue, page F-28

8.      We note that you recognize card processing revenues on a gross basis as a result of being the primary obligor in such arrangements.  Please further clarify the nature and terms of your card processing arrangements and provide us with an analysis that supports your conclusion that your revenues should be reported on a gross basis.  Please address all of the indicators of gross and net revenue reporting in ASC 605-45-45.  In your response please also address the following with respect to a typical payment processing transaction:

- Explain the contractual relationships between you, the merchant, the network association, and the card-issuing bank;
- Explain the services you are delivering to the merchant and to the issuing bank;
- Explain the services being provided by the other parties, and
- Explain why, from the perspective of the merchant, the issuing bank is not primary obligor.

Intangible Assets, page F-31

9. Regarding your residual buyout intangible asset, it appears you are recording as an intangible asset payments made to modify a contract with your independent sales agents, whereby you paid them upfront for referred merchants rather than making a future residual payment as transactions occur. Please explain to us how this meets the definition of an intangible asset and cite in your response the accounting literature that is the basis for your conclusion. Also explain to us the nature of the "certain future transactions," the length of your future obligation to make residual payments to the agents, and compare this to the amortization period of the intangible asset.

Acquisitions

Business Combinations

Vanco Payment Solutions, page F-36

10. Provide audited financial statements of Vanco Payment Solutions pursuant to Rule 3-05 of Regulation S-X and pro forma financial statements prepared in accordance with Article 11 of Regulation S-X or explain to us why it is not necessary to do so.

5. Intangible Assets and Goodwill, page F-38

11. With respect to each type of finite-lived intangible asset, please disclose the assigned useful life and specific, detailed information regarding the method of amortization.

Operating Segments

12. It appears from your description of CardConnect's sales, distribution and operations on pages 132 through 134, and from CardConnect's March 2016 Investor Presentation, CardConnect may have more than one operating segment. With a view towards disclosure, advise us and also explain your policy for aggregating any operating segments. Please explain to us your consideration of guidance provided by ASC 280-10-50. In your response, please specifically address the following:

- Describe the management structure of CardConnect identifying all operating components and reporting units;

- Identify CardConnect's chief operating decision maker (CODM) and explain how he/or/she manages CardConnect's operations;
- Describe the information that CardConnect's CODM relies upon to manage CardConnect's component operations; and
- The consideration given to the aggregation and quantitative threshold criteria of ASC 280-10-50-11 through 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications